[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	Okalina Ventures LLC
Signature of Authorized Signatory of Purchaser:	*K Okmt*
Name of Authorized Signatory:	Kyle Okamoto
Title of Authorized Signatory:	Owner
Email Address of Authorized Signatory:	kyle.okamoto@gmail.com
Address for Notice to Purchaser:	6 China Lane, Setauket, NY 11733

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Beneficial Ownership Blocker ☐ 4.99% or ☐ 9.99%

EIN Number: ___83-3778834_____

Crypto Contributions:

Number and Type of Unlocked Crypto Contributed	5 Day TWAP per Token (USD)	In-Kind Contribution Value (USD)	Subscription Amount (USD)	Per Pre-Funded Warrant Purchase Price (USD)	Number of Pre-Funded Warrants	Tax Basis (US)
65000000	0.0593	3854500	3854500	0.7751	4972906.72	

Number and Type of Locked Crypto Contributed	Crypto Vesting Period (Years)	Date Crypto is Free of Transfer Restrictions	Discount (%)	5 Day TWAP per Token (USD)	In-Kind Contribution Value (USD)	Subscription Amount (USD)	Per Pre-Funded Warrant Purchase Price (USD)	Number of Pre-Funded Warrants	Tax Basis

Subscription Amount $_____3854500_____ (the sum of the Subscription Amounts listed above)

Pre-Funded Warrant Shares: _____4972906.72_____ (equal to the Subscription Amount *divided by* the Per Share Purchase Price)

Instructions for Use:

1. **Vesting Period (Years):** Enter the vesting period in years (e.g., 2).
2. **Discount (%):** Enter the applicable discount based on vesting (e.g., 30 for 30%).
3. **Number and Type of Unlocked Crypto Contributed:** Enter the number and type of Unlocked Crypto.
4. **Number and Type of Locked Crypto Contributed:** Enter the number and type of Crypto subject to SAFT terms or other agreements restricting transfer.
5. **5 Day TWAP per Token (USD):** Enter the 5 Day TWAP exchange rate as published by Coinbase.com at 8:00 pm (New York City time) on _____, 2025.
6. **In-Kind Contribution Value (USD):** Calculated as:
Number of Tokens Contributed × 5 Day TWAP Price per Token
7. **Subscription Amount (USD):** Calculated as:
In-Kind Contribution Value × (1 - Discount % / 100)
8. **Per Pre-Funded Warrant Purchase Price (USD):** $___.
9. **Number of Pre-Funded Warrants to be Issued:** Calculated as:
Subscription Amount ÷ Per Pre-Funded Warrant Purchase Price
10. **Tax Basis:** the tax basis for the contributed Crypto

[SIGNATURE PAGES CONTINUE]